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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FASTCLICK, INC.
(Name of Subject Company (Issuer))

VALUECLICK, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

31188F 10 5
(CUSIP Number of Class of Securities)

SCOTT P. BARLOW
VALUECLICK, INC.
GENERAL COUNSEL
30699 RUSSELL RANCH ROAD, SUITE 250
WESTLAKE VILLAGE, CALIFORNIA 91362
(818) 575-4500
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
BRADFORD P. WEIRICK
GIBSON, DUNN & CRUTCHER LLP
333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3197
(213) 229-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$230,928,070	$27,180

*    Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (a) $10.53, the market price of the common stock of Fastclick, Inc. ("Fastclick") based upon the average of the high and low sale prices of Fastclick common stock as quoted on the Nasdaq National Market System on August 17, 2005 and (b) 21,930,491, the maximum number of shares of Fastclick common stock and options to purchase shares of Fastclick common stock estimated to be acquired by ValueClick, Inc. or cancelled pursuant to the exchange offer and subsequent merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of transactional value.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$27,180
Form or Registration No.:	S-4
Filing Party:	ValueClick, Inc.
Date Filed:	August 24, 2005.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which this statement relates:

    ☒
    third party tender offer subject to Rule 14d-l

    ☐
    issuer tender offer subject to Rule 13e-4

    ☐
    going-private transaction subject to Rule 13e-3

    ☐
    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by ValueClick Inc., a Delaware corporation ("ValueClick"). This Schedule TO relates to the offer (the "Offer") by ValueClick to exchange 0.7928 of a share of common stock, $0.001 par value per share, of ValueClick, including the associated preferred share purchase rights (the "ValueClick Shares"), for each outstanding share of common stock, $0.001 par value per share of Fastclick, Inc., a Delaware corporation ("Fastclick"), upon the terms and subject to the conditions set forth in the Prospectus (as defined below).

        The Offer is made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of August 10, 2005, by and among ValueClick, FC Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ValueClick ("Acquisition Sub") and Fastclick, which contemplates the merger of Acquisition Sub with and into Fastclick (the "Merger") following the consummation of the Offer. ValueClick has filed a registration statement with the Securities and Exchange Commission (the "SEC") on Form S-4 relating to the ValueClick Shares to be issued to stockholders of Fastclick in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal"), which are Exhibits (a)(1) and (a)(2) hereto, respectively.

        All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto hereafter filed with the SEC by ValueClick, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.
Summary Term Sheet. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer" and "Summary" is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)
Name and Address. The subject company is Fastclick, Inc., and its principal executive office is located at 360 Olive Street, Santa Barbara, California, 93101. Its telephone number at such office is (805) 568-5334.
(b)	Securities. As of August 23, 2005, there were 19,661,745 shares of common stock, $0.001 par value per share, of Fastclick issued and outstanding.
(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a)
Name and Address. The name of the filing person is ValueClick, Inc. and its principal executive office is located at 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362. Its telephone number at such office is (818) 575-4500. The information set forth in the section of the Prospectus entitled "Annex B—Information Concerning the Directors and Executive Officers of ValueClick and FC Acquisition Sub, Inc.," and the information regarding ValueClick's directors and executive officers contained in ValueClick's Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 2, 2005, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to ValueClick that have been filed via the EDGAR system.
(b), (c)
Business and Background. The information set forth in the section of the Prospectus entitled "Summary—The Companies" is incorporated herein by reference. The information set forth in the section of the Prospectus entitled "Annex B—Information Concerning the Directors and Executive Officers of ValueClick and FC Acquisition Sub, Inc.," and the information regarding ValueClick's directors and executive officers contained in ValueClick's Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 2, 2005, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to ValueClick that have been filed via the EDGAR system.
Item 4.	Terms of the Transaction.
(a)(1)
Material Terms. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "The Offer," "Certain Effects of the Offer," "The Merger Agreement" and "Comparison of Rights of Holders of Fastclick Common Stock and Holders of ValueClick Common Stock" is incorporated herein by reference.
(a)(2)
Mergers or Similar Transactions. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Certain Effects of the Offer," "Summary," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "The Merger Agreement" and "Comparison of Rights of Holders of Fastclick Common Stock and Holders of ValueClick Common Stock" is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)
Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus entitled "Background and Reasons for the Offer and Subsequent Merger," "The Merger Agreement," and "Interests of Certain Persons in the Offer and Subsequent Merger" is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)
Purposes. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Background and Reasons for the Offer and Subsequent Merger," and "Certain Effects of the Offer" is incorporated herein by reference.
(c)(1)-(7)
Plans. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "Certain Effects of the Offer," "The Merger Agreement," "Comparison of Rights of Holders of Fastclick Common Stock and Holders of ValueClick Common Stock" and "Annex B—Information Concerning the Directors and Executive Officers of ValueClick and FC Acquisition Sub, Inc.," is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the sections of the Prospectus entitled "Certain Effects of the Offer—Financing of the Offer" is incorporated herein by reference.
(b)	Conditions. Not applicable.
(d)	Borrowed Funds. Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a), (b)	Securities Ownership, Securities Transactions. Not applicable.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. Not applicable.
Item 10.	Financial Statements
(a)
Financial Information. The financial information set forth in ValueClick's Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 are incorporated herein by reference.
(b)	Pro Forma Information. The information set forth in the section of the Prospectus entitled "Unaudited Pro Forma Condensed Combined Financial Information" is incorporated herein by reference.
Item 11.	Additional Information.
(a)
Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Offer," "Summary," "Background and Reasons for the Offer and Subsequent Merger," "The Offer," "Certain Effects of the Offer," "Certain Legal Matters and Regulatory Approvals," "Interests of Certain Persons in the Offer and Subsequent Merger" and "The Merger Agreement" is incorporated herein by reference.
(b)	Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.
Item 12.	Exhibits
(a)(1)
Prospectus relating to shares of ValueClick to be issued in the Offer and the Merger, dated August 24, 2005 (incorporated by reference to ValueClick's Registration Statement on Form S-4 filed on August 24, 2005 (the "S-4") ).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99.2 to the S-4).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(6)	Press Release, dated August 11, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ValueClick on August 12, 2005).
(a)(7)	Press release, dated August 24, 2005 (incorporated by reference to Exhibit 99.7 to the S-4).
(b)	None.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of August 10, 2005, by and among ValueClick, Inc., FC Acquisition Sub, Inc. and Fastclick, Inc. (incorporated by reference to Exhibit 2.1 to the S-4).
(d)(2)
Form of Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and affiliates of Highland Capital and Oak Investment Partners (incorporated by reference to Exhibit 10.1 to the S-4).
(d)(3)
Form of Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and Kurt A. Johnson, Jeff Pryor and affiliates of Steamboat Ventures (incorporated by reference to Exhibit 10.2 to the S-4).
(d)(4)	Form of Non-Competition Agreement to be entered into by and between ValueClick, Inc. and certain employees of Fastclick, Inc. (incorporated by reference to Exhibit 10.3 to the S-4).
(g)	None.
(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ JAMES R. ZARLEY James R. Zarley Chief Executive Officer
Dated: August 24, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Prospectus relating to shares of ValueClick to be issued in the Offer and the Merger, dated August 24, 2005 (incorporated by reference to ValueClick's Registration Statement on Form S-4 filed on August 24, 2005 (the "S-4")).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99.2 to the S-4).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(6)	Press Release, dated August 11, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ValueClick on August 12, 2005).
(a)(7)	Press Release, dated August 24, 2005 (incorporated by reference to Exhibit 99.7 to the S-4).
(b)	None.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of August 10, 2005, by and among ValueClick, Inc., FC Acquisition Sub, Inc. and Fastclick, Inc. (incorporated by reference to Exhibit 2.1 to the S-4).
(d)(2)
Form of Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and affiliates of Highland Capital and Oak Investment Partners (incorporated by reference to Exhibit 10.1 to the S-4).
(d)(3)
Form of Exchange Agreement, dated as of August 10, 2005, by and between ValueClick, Inc. and Kurt A. Johnson, Jeff Pryor and affiliates of Steamboat Ventures (incorporated by reference to Exhibit 10.2 to the S-4).
(d)(4)	Form of Non-Competition Agreement to be entered into by and between ValueClick, Inc. and certain employees of Fastclick, Inc. (incorporated by reference to Exhibit 10.3 to the S-4).
(g)	None.
(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

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